

August 27, 2013

Via E-mail
Mr. Tim T. Esaki
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
200 Village Road
Lahaina, Maui, HI 96761

> **Re:** **Maui Land & Pineapple Company, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-06510**

Dear Mr. Esaki:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1.   It appears a significant portion of your business is derived from acquiring real estate and holding it for investment. Accordingly, please include Schedule III, or tell us why you believe such schedule is unnecessary. Refer to Rules 5-04 and 12-28 of Regulation S-X.

Real Estate, page 2

2.   Your disclosure in this section suggests that there are extensive development activities ongoing. However, your disclosure on page 19 indicates that you do not expect any significant capital expenditures in 2013. Please revise this section to provide greater detail on the current status of development activities and your expectations for changes in status. In future Exchange Act reports, for your material developments, please revise to

disclose the anticipated completion dates, the costs incurred to date and the budgeted costs.

3.   We note that you have recorded deferred development costs of $7.6 million at December 31, 2012. Given that there is substantial doubt about the company's ability to continue as a going concern and that you have disclosed that you do not anticipate any significant capital expenditures in 2013, please provide us with a detailed analysis to support your conclusion that the deferred costs are recoverable, citing the applicable accounting guidance that supports your view.

Leasing, page 3

4.   We note references throughout the filing, including on page 36, that your leased properties primarily consist of buildings. Please revise this section and/or Item 2 to identify the leased buildings, including those indirectly owned through affiliates, and provide a brief description of the terms of the leases. Please provide updated information as of the date of filing to reflect any property sales or foreclosures. In future Exchange Act reports, to the extent material, please disclose property operating information such as occupancy data and a lease expiration schedule.

Risks Related to Indebtedness and Liquidity, page 10

5.   Please revise the liquidity risk factors to include the representation on page 34 regarding your inability to meet your December 31, 2013 repayment obligations absent the sale of real estate or a refinancing.

If we do not meet the continued listing requirements of the NYSE…, page 12

6.   Please revise to provide more detailed disclosure on any milestones set forth in business plan submitted to the NYSE, whether you have achieved and believe you will continue to achieve any such milestones, and any ongoing obligations to report listing qualification developments to the NYSE.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 15

7.   We note your disclosure regarding the foreclosure proceeding and subsequent auction of Kapalua Bay. Please revise this section to explain how this development will impact your future results.

8.   In future Exchange Act reports, please revise to discuss in more detail the drivers of any significant period to period changes in reported results for each segment. In this regard, we note your disclosure that, on a consolidated basis, you had a net loss of $4.6 million in 2012 compared to net income of $5.1 million for 2011, but there is no clear discussion of the drivers responsible for the significant difference between the two periods.

General and Administrative, page 17

9.   We note that you made a contribution of land valued at $1.5 million to Maui Preparatory
        Academy in 2011. Please explain the business reason for this contribution and disclose if
        there are any related party relationships between your Company, officers or directors and
        Maui Preparatory Academy

Liquidity and Capital Resources, page 18

10.   In future Exchange Act reports, please revise to indicate whether or not you are in
        compliance with the financial covenants on your indebtedness. To the extent continued
        compliance with your covenants will significantly restrict your ability to achieve your
        stated investment objectives, please also disclose your current compliance ratios.

Consolidated Statements of Operations and Comprehensive Loss, page 24

11.   We note that you have recognized approximately $1 million in commission revenue for
        each of the past two years. We also note from your disclosure on page 3 that these
        commissions are recognized mainly from sales of existing real estate located within the
        Kapalua Resort, which you own. Please explain your basis for recognizing commission
        revenue generated by your wholly owned subsidiary for sales of property owned by the
        Company.

12.   Please clarify what is included in gain on asset dispositions and explain your basis for
        recording the gain as an offset to operating loss.

Notes to Consolidated Financial Statements, page 27

13.   Please add a note detailing the significant components of the Property accounts shown on
        your balance sheet.

14.   Please confirm to us that you will include a subsequent event footnote in future filings to
        the extent that material events have occurred subsequent to your balance sheet date but
        prior to the issuance of your financial statements.

8. Employee Benefit Plans, page 36

15.   Please disclose the carrying value and fair value of the 7,000 acres in West Maui that has
        been pledged to the PBGC.

14. Commitments and Contingencies, page 45

16.   In future Exchange Act reports, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for legal proceedings, environmental remediation obligations, and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. Refer to ASC 410-30-50 and ASC 450-20-50. If you conclude that an estimate of the possible loss or range of loss cannot be made, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

Investments in Affiliates, page 46

17.   Please explain to us your basis in GAAP for not recording a liability related to your obligation to purchase the Amenities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant